Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2023.

As at January 31, 2023
(in millions of Canadian dollars)
Subordinated Debt	8,156

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	6,958
Common Shares	21,637
Contributed Surplus	335
Retained Earnings	44,238
Accumulated Other Comprehensive Income	1,746

Total Equity	74,914
Total Capitalization	83,070

Notes:

(1)

Preferred Shares classified under Total Equity consist of Class B Preferred Shares Series 27, 29, 31, 33, 44, 46, 50 and 52. For more information on the classification of Preferred Shares, please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2023.

(2)

The Other Equity Instruments described under Total Equity consist of Additional Tier 1 Capital Notes and Limited Recourse Capital Notes, Series 1, 2 and 3. Please refer to Note 5 of the unaudited interim consolidated financial statements of Bank of Montreal for the three-months ended January 31, 2023.